SHAREHOLDER MEETING (Unaudited)

On March 17, 2000, a shareholder meeting was held to approve a new subadvisory agreement between the Manager and the Sub-Advisor as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                            Withheld/
For               Against                   Abstain                  Total

15,250,363        153,761                   354,769                  15,758,893